UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission File Number
0-19357

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MONRO, INC.
401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MONRO, INC.
295 WOODCLIFF DRIVE, SUITE 202
FAIRPORT, NY 14450

MONRO, INC.
401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firms	3 - 4

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2025 and December 31, 2024	5

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025	6

Notes to Financial Statements	7 - 11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2025	12

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	13

Exhibit Index	14

Exhibit 23.1 Consent of WithumSmith+Brown, P.C.	15

Exhibit 23.2 Consent of Freed Maxick, P.C.	16

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Benefits Committee and Plan Participants of the Monro, Inc. 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Monro, Inc. 401(k) Plan (the “Plan”) as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Other Matter
The financial statements of Monro, Inc. 401(k) Plan as of December 31, 2024, and for the year ended December 31, 2024, were audited by Freed Maxick, P.C. On August 1, 2025, Freed Maxick, P.C. joined with WithumSmith+Brown, P.C. Freed Maxick, P.C. expressed an unqualified opinion on those financial statements dated June 30, 2025.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, P.C.

We have served as the Plan’s auditor since 2008.

Buffalo, New York
June 29, 2026
PCAOB ID Number 100

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Benefits Committee and Plan Participants of the Monro, Inc. 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Monro, Inc. 401(k) Plan (the “Plan”) as of December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Freed Maxick, P.C.

We have served as the Plan’s auditor since 2008.

Buffalo, New York
June 30, 2025

MONRO, INC.
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments, at fair value:
Shares of registered investment companies	$73,271,403	$68,208,865
Employer securities	648,858	846,398

Total investments, at fair value	73,920,261	69,055,263
Guaranteed Income Fund, at contract value	6,245,724	6,493,675

Total investments	80,165,985	75,548,938
Receivables:
Employer’s contributions	80,488	76,403
Participants’ contributions	221,550	198,955
Notes receivable from participants	1,735,845	1,591,286

Total receivables	2,037,883	1,866,644

Total assets	82,203,868	77,415,582
Liabilities
Accrued expenses	36,476	56,393

Net assets available for benefits	$82,167,392	$77,359,189

The accompanying notes are an integral part of the financial statements.

MONRO, INC.
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2025
Additions to net assets attributed to:
Contributions:
Employer	$1,607,793
Participant	5,110,633
Rollover	1,138,628

Total contributions	7,857,054

Investment income:
Net appreciation in fair value of investments	6,723,991
Dividend income	4,009,867
Interest income	274,120

Total investment income	11,007,978

Total additions	18,865,032

Deductions from net assets attributed to:
Benefits paid to participants	13,879,166
Administrative expenses	177,663

Total deductions	14,056,829

Increase in net assets available for benefits	4,808,203
Net assets available for benefits:
Beginning of year	77,359,189

End of year	$82,167,392

The accompanying notes are an integral part of the financial statements.

MONRO, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN
The following brief description of the Monro, Inc. 401(k) Plan (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.
General
Monro, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants. Substantially all employees of Monro, Inc. are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may contribute from 1% to 50% of their annual
pre-tax
compensation. Effective January 7, 2025, a Roth contribution deferral option was added to the Plan. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up
contributions.
The Company match is a fixed uniform rate of 50% of the first 6% of participant contributions.
Catch-up
contributions are not eligible for Company matching contributions. All active participants are eligible to receive the Company match, with no limit based on hours worked. Matching contributions are calculated and remitted each payroll period. Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, at the sole discretion of the Board of Directors. For the year ended December 31, 2025, the Company did not make a “Profit Sharing Contribution”.
Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s Profit Sharing contribution, if applicable, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter. Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce Company contributions and to pay administrative expenses amounted to approximately $263,400 for the year ended December 31, 2025. At December 31, 2025 and 2024, remaining forfeitures available to offset future contributions were approximately $113,900 and $64,300, respectively.

MONRO, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum or in equal annual, or more frequent installments over a period not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his beneficiary.
In-service
distributions are also permitted when a participant attains age 59.5 or demonstrates financial hardship.
Administration
The Monro, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, each participant shall immediately become fully vested. The administrator, custodian and trustee of the Plan is Empower Trust Company, LLC (“Empower”).
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Financial Statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value (see Note 6). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment administrator, custodian and trustee. See Note 5 for discussion of fair value measurements.
The Plan presents, in the Statement of Changes in Net Assets, the net appreciation in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend
date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

MONRO, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
Contributions
Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.
Administrative Expenses
Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Benefit Payments
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Recently Issued Accounting Pronouncements
Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification) did not, or are not, expected to have a material effect on the Plan’s financial statements.
Subsequent Events
The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.
NOTE 3
-
PARTY-IN-INTEREST
TRANSACTIONS
Certain Plan investments are invested in shares of registered investment companies and guaranteed income funds. The guaranteed income fund is managed by Empower, the Plan’s third-party administrator, custodian and trustee. Therefore, transactions with Empower qualify as party-in-interest
transactions under ERISA. The Plan also invests in the Monro, Inc. Stock Fund. Monro is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest.
Certain administrative fees paid by the Plan such as legal, accounting, recordkeeping and investment advisor fees as well as participant loans qualify as party-in-interest
transactions.

MONRO, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FEDERAL INCOME TAX STATUS
The Plan uses a Prototype
Non-standardized
Profit Sharing Plan with CODA with Empower. The agreement has obtained an opinion letter from the Internal Revenue Service (“IRS”), which states that the document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.
Additionally, GAAP requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS
The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•
Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.
A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.
Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. Shares of registered investment options held by the Plan are open-end
mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish daily net asset value (“NAV”) and to transact at that price. The shares of registered investment companies held by the Plan are deemed to be actively traded.

MONRO, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables set forth the Plan’s financial instruments measured at fair value as of December 31, 2025 and 2024.

		Fair Value Measurements at Reporting Date Using
Description	Total as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$73,271,403	$73,271,403	$—	$—
Employer securities	648,858	648,858	—	—

Investments at fair value	$73,920,261	$73,920,261	$—	$—

		Fair Value Measurements at Reporting Date Using
Description	Total as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$68,208,865	$68,208,865	$—	$—
Employer securities	846,398	846,398	—	—

Investments at fair value	$69,055,263	$69,055,263	$—	$—

NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan participates in an investment contract with Empower Annuity Insurance Company (“EAIC”) by investing in the Empower Annuity Guaranteed Income Fund. The principal investments underlying the guarantee are high-quality fixed income instruments mainly consisting of public bonds, commercial mortgages and private placement bonds, within a general account. The Guaranteed Income Fund is a group annuity contract issued by EAIC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of EAIC and not on the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2025 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise.
Only an event causing liquidity constraints at EAIC could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. The Fund is fully benefit responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. As discussed in Note 1, the Plan considers this contract to be fully benefit-responsive. The Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits. The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes.

MONRO, INC.
401(k) PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN #
16-0838627,
Plan #001
December 31, 2025

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Monro, Inc.	Monro Stock Fund	$648,858
Shares of registered investment companies:
	Fidelity	500 Index Fund	11,429,526
	American Funds	2035 Target Date Retirement Fund	9,239,387
	American Funds	2030 Target Date Retirement Fund	8,576,341
	American Funds	2040 Target Date Retirement Fund	5,702,404
	American Funds	2045 Target Date Retirement Fund	5,286,714
	American Funds	2025 Target Date Retirement Fund	5,095,387
	J.P. Morgan Asset Management	Large Cap Growth R6 Fund	4,773,725
	American Funds	2050 Target Date Retirement Fund	4,420,049
	J.P. Morgan Asset Management	Equity Income Fund	2,902,348
	Vanguard	Small-Cap Index Fund	2,852,528
	American Funds	2055 Target Date Retirement Fund	2,356,799
	American Funds	2020 Target Date Retirement Fund	2,043,831
	Vanguard	International Growth Fund	1,967,748
	Baird Asset Management	Core Plus Bond Fund	1,727,804
	American Funds	2060 Target Date Retirement Fund	1,425,271
	Fidelity	Mid Cap Index Fund	1,079,873
	American Funds	2065 Target Date Retirement Fund	900,509
	American Funds	2015 Target Date Retirement Fund	568,855
	Fidelity	International Index Fund	449,897
	American Funds	New World R6 Fund	272,290
	American Funds	2010 Target Date Retirement Fund	164,607
	American Funds	2070 Target Date Retirement Fund	35,510

Total shares of registered investment companies			73,271,403
*	Monro, Inc. 401(k) Plan	Notes Receivable from Participants, 4.25% to 9.50%	1,735,845
*	Empower Annuity Insurance Company	Guaranteed Income Fund	6,245,724

Total assets (held at end of year)			$81,901,830

*	Denotes a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Monro, Inc., as Administrator, has duly caused this Annual Report to be signed on
its behalf by the undersigned hereunto duly authorized.
Monro, Inc.
AS ADMINISTRATOR OF
Monro, Inc. 401(k) Plan

DATE: June 29, 2026	By	/s/ Brian J. D’Ambrosia
Brian J. D’Ambrosia
Executive Vice President-Finance, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit

23.1	Consent of WithumSmith+Brown, P.C., dated June 29, 2026.

23.2	Consent of Freed Maxick, P.C., dated June 29, 2026.